                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             ACT MANUFACTURING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   000973-10-7
                                 (CUSIP Number)


                    MATTHEW G. LANDA, CHIEF EXECUTIVE OFFICER
                              CMC INDUSTRIES, INC.
                            4950 PATRICK HENRY DRIVE
                          SANTA CLARA, CALIFORNIA 95054
                                 (408) 982-9999
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 10, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP NO. 000973-10-7                                          PAGE 2 OF 8 PAGES
------------------------                               -------------------------

------- ------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        CMC Industries, Inc.
------- ------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]
        N/A
------- ------------------------------------------------------------------------
     3  SEC USE ONLY

------- ------------------------------------------------------------------------
     4  SOURCE OF FUNDS*
        00
------- ------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                               [ ]
        N/A
------- ------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
        STATE OF DELAWARE
------- ------------------------------------------------------------------------
        NUMBER OF                7  SOLE VOTING POWER
         SHARES                     N/A
                            ------- --------------------------------------------
      BENEFICIALLY               8  SHARED VOTING POWER
        OWNED BY                    5,020,722
                            ------- --------------------------------------------
          EACH                   9  SOLE DISPOSITIVE POWER
        REPORTING                   N/A
                            ------- --------------------------------------------
         PERSON                 10  SHARED DISPOSITIVE POWER
          WITH                      N/A
------- ------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,020,722
------- ------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
------- ------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        55.2% (1)
------- ------------------------------------------------------------------------

    14  TYPE OF REPORTING PERSON*
        CO
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

         (1) Based upon the 9,092,146 shares of ACT Manufacturing, Inc. common stock outstanding as of May 10, 1999, (as represented by ACT in the Agreement and Plan of Merger and Reorganization discussed in Items 3 and 4).

                                  SCHEDULE 13D


CUSIP NO. 000973-10-7                                          PAGE 3 OF 8 PAGES


Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CMC Industries, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.           SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the Common Stock of ACT Manufacturing, Inc., a Massachusetts corporation ("ACT"). The principal executive offices of ACT are 2 Cabot Road, Hudson, Massachusetts 01749.

ITEM 2.           IDENTITY AND BACKGROUND.

                  The name of the corporation filing this statement is CMC Industries, Inc., a Delaware corporation ("CMC"). CMC's principal business is contract manufacturing services in the electronics industry. The address of the principal executive offices of CMC is 4950 Patrick Henry Drive, Santa Clara, California 95054. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of CMC's directors and executive officers, as of the date hereof.

                  Neither CMC, nor to CMC's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to an Agreement and Plan of Merger and Reorganization dated May 10, 1999, (the "Merger Agreement"), among ACT, East Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ACT ("Merger Sub") and CMC, and subject to the conditions set forth therein (including approval by stockholders of ACT and CMC), Merger Sub will merge with and into CMC and CMC will become a wholly-owned subsidiary of ACT (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into CMC with CMC remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of CMC Common Stock, other than shares owned by Merger Sub, ACT or any wholly-owned subsidiary of ACT, will be converted into the right to receive 0.5 of a share (the "Exchange Ratio") of ACT Common Stock, and each outstanding option to purchase CMC Common Stock under CMC's stock option plans (each, a "CMC Common Stock Option") will be assumed by ACT (each, an "Assumed Option") and will become an option to purchase that number of shares of ACT Common Stock as is equal (subject to rounding) to the number of

                                  SCHEDULE 13D


CUSIP NO. 000973-10-7                                          PAGE 4 OF 8 PAGES


                  shares of CMC Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of CMC Common Stock at which such CMC Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

                  As an inducement for CMC to enter into the Merger Agreement and in consideration thereof, certain stockholders of ACT (the "Voting Agreement Stockholders") entered into Voting Agreements dated as of May 10, 1999 with CMC (collectively, the "Voting Agreements") whereby the Voting Agreement Stockholders agreed to vote all of the shares of ACT capital stock owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. CMC did not pay additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreements. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 4.           PURPOSE OF TRANSACTION.

                  (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of ACT, with and into CMC in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and CMC will continue as the Surviving Corporation and as a wholly-owned subsidiary of ACT. Holders of outstanding CMC Common Stock will receive, in exchange for each share of CMC Common Stock held by them, 0.5 shares of ACT Common Stock. ACT will assume the outstanding options issued under CMC stock option plans.

                  Each of the Voting Agreement Stockholders has, by executing a Voting Agreement, agreed to vote such portion of the 5,020,722 shares, collectively, of ACT Common Stock (the "Shares") owned by them as described below. The Voting Agreement Stockholders and the number of outstanding shares beneficially owned by each of them as of May 10, 1999, is set forth in Schedule B hereto which is hereby incorporated by this reference.

                  Pursuant to the Voting Agreements, the Voting Agreement Stockholders have agreed, at every ACT stockholders meeting and on every action or approval by written consent of the

                                  SCHEDULE 13D


CUSIP NO. 000973-10-7                                          PAGE 5 OF 8 PAGES


                  ACT stockholders, to vote the Shares owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. In addition, each Voting Agreement Stockholder has, by executing a Voting Agreement, agreed to execute and deliver to CMC within five days of CMC's written request therefor a valid and binding irrevocable proxy granting CMC or its designees the authority to vote his Shares of ACT capital stock in accordance with the preceding sentence. The covenants to vote the Shares and grant a proxy terminate upon such date and time as the Merger shall become effective, and the Voting Agreements terminate in all respects upon termination of the Merger Agreement.

                  The purpose of the transaction under the Voting Agreements are to enable CMC and ACT to consummate the transactions contemplated under the Merger Agreement.

                  (c) Not applicable.

                  (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

                  (e) Other than as a result of the Merger described in Item 3 above, not applicable.

                  (f) Not applicable.

                  (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

                  (h) - (i) If the Merger is consummated as planned, the CMC Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

                  (j) Other than described above, CMC currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although CMC reserves the right to develop such plans).

                  References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item are qualified in their entirety by reference to the copies of the Merger

                                  SCHEDULE 13D


CUSIP NO. 000973-10-7                                          PAGE 6 OF 8 PAGES


                  Agreement and the Voting Agreements, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.           INTEREST IN SECURITIES OF THE ACT.

                  (a) - (b) As a result of the Voting Agreements, CMC may be deemed to be the beneficial owner of at least 5,020,722 shares of ACT Common Stock. Such ACT Common Stock constitutes approximately 55.2% of the issued and outstanding shares of ACT Common Stock based on the number of shares of ACT Common Stock outstanding as of May 10, 1999 (as represented by ACT in the Merger Agreement).

                  CMC has shared power to vote all of the Shares for the limited purposes described above. CMC does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of ACT Common Stock.

                  To the knowledge of CMC, none of the persons listed on Schedule A has an ownership interest in ACT.

                  (c) To the knowledge of CMC, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of CMC, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
                  Item 2 and between such persons and any person with respect to any securities of ACT, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  The following documents are filed as exhibits:

                                  SCHEDULE 13D


CUSIP NO. 000973-10-7                                          PAGE 7 OF 8 PAGES


                  1. Agreement and Plan of Merger and Reorganization, dated May 10, 1999 by and among ACT, Merger Sub, and CMC (incorporated by reference to exhibits to the Report on Form 8-K filed by ACT Manufacturing, Inc. on May 14, 1999).

                  2. Form of Voting Agreement, dated May 10, 1999, between CMC and certain stockholders of ACT.

                                  SCHEDULE 13D


CUSIP NO. 000973-10-7                                          PAGE 8 OF 8 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 1999

                                       CMC INDUSTRIES, INC.


                                       By: /s/Matthew G. Landa
                                           -------------------------------------
                                           President and Chief Executive Officer

                                   Schedule A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              CMC INDUSTRIES, INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of CMC. Except as indicated below, the business address of each such person is 4950 Patrick Henry Drive, Santa Clara, California 95054.

                                                               Present Principal Occupation Including
Name and Title                                                 Name of Employer
--------------                                                 ----------------

David S. Lee                                                   Chairman of the Board of Directors of CMC
Chairman of the Board of Directors

Matthew G. Landa                                               President and Chief Executive Officer of CMC
President and Chief Executive Officer

Andrew J. Moley                                                Executive Vice President and Chief Financial
Executive Vice President and Chief Financial                   Officer of CMC
Officer

Frederick Gibbs                                                Partner, Gibbs & Gregory
Director                                                       130 Magnolia Road
                                                               Pemberton, NJ 08068

M. Kenneth Oshman                                              President and Chief Executive Officer
Director                                                       ECHELON
                                                               4015 Miranda Avenue
                                                               Palo Alto, CA 94304

Richard M. Moley                                               Personal Investor
Director

Ira Coron                                                      Chairman of the Board, California Amplifier
Director                                                       460 Calle San Pablo
                                                               Camarillo, CA 93012

Charles Holloway                                               Kleiner Perkins Professor of Management
Director                                                       Stanford Graduate School of Business
                                                               Palo Alto, CA 94305-5015

Jack O'Rear                                                    Vice President and Chief Operating Officer
Vice President and Chief Operating Officer

Lanny N. Lambert                                               Vice President and Secretary
Vice President and Secretary

Karl Chang                                                     Vice President, President Asian Operations
Vice President, President Asian Operations


                                   Schedule B


Stockholder                                                       Shares of ACT Common Stock
-----------                                                       --------------------------

John A. Pino                                                              4,447,568
John A. Pino Grantor Retained Annuity Trust                                 73,154
II dated August 16, 1996
1998 John A. Pino Grantor Retained Annuity                                 500,000
Trust dated June 15, 1998
